SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                             RAVENSWOOD WINERY INC
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   754438109
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                                 (CUSIP Number)

                              Robert F. Raney III
                            WR Hambrecht + Co., LLC
                                550 15th Street
                             San Francisco CA 94103
                                   4155518657
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 26, 1999
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            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 754438109
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    WR Hambrecht + Co., LLC
    943289837
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
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(6) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        N/A

    (8) Shared voting power:
        532436 WR Hambrecht + Co., LLC
        Convertible Debentures 12/2008 125,000 convertible to 7875 common shares WR Hambrecht + Co., LLC
        Convertible Debentures 12/2003 convertible to 5625 common shares : WR Hambrecht + Co., LLC
        109765 William R. Hambrecht, Partner, WR Hambrecht + Co.,LLC

    (9) Sole dispositive power:
        N/A

    (10) Shared dispositive power:
         N/A

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(11) Aggregate amount beneficially owned by each reporting person.

     655701
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     13.11%
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(14) Type of reporting person (see instructions).

     BD
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Page 2 of 4 Pages

Item 1. Security and Issuer.

        Common Stock and Convertible Debentures, Ravenswood Winery

Item 2. Identity and Background.

        (a) WR Hambrecht + Co., LLC

        (b) 550 15th Street
            San Francisco, CA 94103

        (c) Broker Dealer

        (d) No criminal proceedings convictions.

        (e) Not a party to any civil proceedings.

        (f) Delaware

Item 3. Source and Amount of Funds or Other Consideration.

        Working Capital

Item 4. Purpose of Transaction.

        Long Term Investment

Item 5. Interest in Securities of the Issuer.

        (a) Common Shares 642201 12.84%
            Convertible Debentures 12/2008 125,000 convertible to 7875 common shares 0.15% of common shares outstanding
            Convertible Debentures 12/2003 convertible to 5625 common shares: WR Hambrecht + Co., LLC 0.11% of shares outstanding
            109765 William R. Hambrecht, Partner, WR Hambrecht + Co.,LLC

        (b) Sole power to dispose of 665701 shares held by William R. Hambrecht, Partner, WR Hambrecht + Co., LLC


        (c) N/A

        (d) N/A

        (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits.

        N/A

Page 3 of 4 Pages

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      WR Hambrecht + Co., LLC

Date: 10/25/99              Signature /s/ Robert F. Raney III
                                      ------------------------------------------
                                      Name:  Robert F. Raney III
                                      Title: Compliance Analyst



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages